Exhibit 99.7

UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re	Chapter 11 Case No. 05-10104 (PJW),
ULTIMATE ELECTRONICS, et al.
Debtors.	Jointly Administered

ORDER AUTHORIZING AND APPROVING (A) SALE OF ASSETS FREE AND
CLEAR OF ALL LIENS, CLAIMS, RIGHTS, INTERESTS AND ENCUMBRANCES,
AND (B) THE CONSUMMATION OF THE TRANSACTION CONTEMPLATED BY
PURCHASE AGREEMENT AND (C) GRANTING RELATED RELIEF

      Came on for consideration the motion dated April 9, 2005 (the “Motion”)1 of Ultimate Electronics, Inc., Ultimate Intangibles Corp., Ultimate Leasing Corp., Fast Trak Inc., Ultimate Electronics Partners Corp., Ultimate Electronics Leasing LP, and Ultimate Electronics Texas LP., (collectively, the “Debtors” or “Sellers”), pursuant to sections 105 and 363 of title 11 of the United States Code (as amended, the “Bankruptcy Code”), and Rules 2002, 6004, 9013 and 9014 of the Federal Rules of Bankruptcy Procedures (the “Bankruptcy Rules”), for the entry of an order authorizing and approving the sale of the Debtors’ assets free and clear of all liens, claims, and interests, pursuant to that certain Purchase Agreement by and among the Sellers and Ultimate Acquisition Partners LP, a Delaware limited partnership (“Purchaser”) dated April 15, 2005, and filed with the Court as docket entry ___and all related documents (collectively, the “Purchase Agreement”).

      By Order dated April 8, 2005 (the “Scheduling Order”), the Court approved, inter alia, auction and bidding procedures, and the form and manner of notice for the Motion and the relief requested therein, including notice of the auction (the “Auction”), the bidding procedures,

[1]	All capitalized terms used, unless otherwise defined herein, shall have the meanings set forth in the Motion or in the Purchase Agreement.

and the sale hearing (the “Sale Hearing”); the Sellers having conducted auctions in accordance with the bidding procedures set forth in the Scheduling Order on April 14 and 15, 2005; and the Purchaser having been determined by the Debtors to have submitted the highest and/or otherwise best bid at the Auction for the assets that are the subject of the Purchase Agreement, which are more fully described in the Purchase Agreement (the “Purchased Assets”), but generally described as (a) all merchandise inventory located in or held for sale at any of the locations identified in Schedule 2.1(a) of the Purchase Agreement (the “Going Concern Locations”), together with any inventory which is in transit to, but not yet received by, any Going Concern Location; (b) all deposits and prepaid charges and expenses of the Sellers at the Going Concern Locations; (c) certain furniture and equipment at the Going Concern Locations; (d) all intellectual property rights used by Sellers in the business; (e) the right to designate which contracts and/or leases will be assumed and assigned to the Purchaser at a later date; and (f) the personnel files and records of all employees transferred to the Purchaser; and the Sale Hearing having been held on April 19, 2005; and the Debtors having submitted into evidence the transcript of the Auction at the Sale Hearing; and adequate and sufficient notice of the Auction and the Sale Hearing having been given to all parties-in-interest in these cases; and all interested parties having been afforded an opportunity to be heard with respect to the Motion and all relief related thereto; and the Court having reviewed and considered (i) the Motion, (ii) the objections thereto, if any, and (iii) the arguments of counsel made, and the evidence proffered or adduced, at the Sale Hearing; and it appearing that the relief requested in the Motion and the approval of the Sale to the Purchaser of the Purchased Assets identified in the Purchase Agreement is in the best interests of the Debtors, their estates, creditors, and other parties-in-interest herein; and

based on the Motion, the statements of counsel, the record of the Sale Hearing, and the Auction, and the record in these cases, the Court having determined and concluded as follows,

      IT IS HEREBY FOUND AND DETERMINED:

      A. The Court has jurisdiction to consider the Motion and the relief requested therein and this Order pursuant to 28 U.S.C. §§ 157 and 1334, and this is a core proceeding pursuant to 28 U.S.C. § 157(b)(2).

      B. The statutory predicates for the relief sought in the Motion are sections l05(a), 363(b), (f), (m), and (n), 365, and 1146(c) of the Bankruptcy Code, and Bankruptcy Rules 2002, 6004, 6006, and 9014.

      C. As evidenced by the certificate of service filed with the Court, and based on the representations of counsel at the Sale Hearing, (A) proper, timely, adequate, and sufficient notice of the Motion, the Auction, and the Sale Hearing has been provided in accordance with sections 105 and 363 of the Bankruptcy Code, and Bankruptcy Rules 2002, 6004, 9013 and 9014 by serving (i) the Office of the United States Trustee; (ii) counsel for the DIP Lenders; (iii) counsel for the Official Committee of Unsecured Creditors in the Debtors’ chapter 11 cases (the “Creditors’ Committee”); (iv) all entities known to the Sellers to have, or to have asserted, any liens, claims, or interests in or upon the Purchased Assets; (v) all relevant taxing authorities; and (vi) all entities who had filed a notice of appearance and request for service of papers in these cases; (B) such notice was good and sufficient and appropriate under the particular circumstances; and (C) no other or further notice of the Motion, this Order, the Purchase Agreement, or the Sale Hearing is required.

      D. A reasonable opportunity to object or be heard with respect to the Motion and the relief requested therein and this Order has been afforded to all interested parties and entities, including, without limitation, those parties listed in Paragraph C above.

      E. The relief requested in the Motion (including, without limitation, approval of the global release by the Debtors, their respective estates, and the Creditors’ Committee of all post-petition conduct of officers and directors, including, but not limited to, Mark Wattles, the Purchaser, and their respective financial and legal professionals, as more fully set forth in the Purchase Agreement and the form of release referenced therein (the “Release”)) is a necessary and appropriate step toward enabling the Debtors to successfully conclude these Chapter 11 cases and is in the best interests of the Debtors, their creditors, their estates, and all other parties-in-interest in these cases.

      F. Through marketing efforts and a competitive sale process, including (i) the marketing of the Business through an investment banking firm, and (ii) seeking higher and better offers for the Purchased Assets through notice of the Motion, and the Auction, the Debtors and their professionals afforded interested potential purchasers a full, fair, and reasonable opportunity to make a higher and better offer to purchase the Purchased Assets.

      G. The terms and conditions of the Purchase Agreement, including but not limited to the total consideration and the Release, are fair and reasonable. The consideration provided by the Purchaser for the Purchased Assets and the Release constitutes reasonably equivalent value and fair consideration under the Bankruptcy Code and applicable state law.

      H. The Purchaser is a good faith purchaser under section 363(m) of the Bankruptcy Code and, as such, is entitled to all of the protections afforded thereby. The Purchaser will be acting in good faith within the meaning of section 363(m) of the Bankruptcy

Code and In re Abbotts Dairies of Pennsylvania, Inc., 788 F.2d 143 (3d Cir. 1986) in closing the Transactions.

      I. Mark J. Wattles is an insider of the Debtors. Mr. Wattles’ status as an insider is a matter of public record and his connection with the Purchaser was fully disclosed prior to the Auction and again at the Sale Hearing to this Court. Mr. Wattles’ did not participate in any of the Debtors’ decisions during the sale process, including but not limited to, the determination of the highest and best offer. Mr. Wattles did not rely or otherwise use any material, non-public information acquired as a result of his status as an insider in connection with the Purchase Agreement or Auction. This Court’s finding that the Purchase Agreement was negotiated at arm’s length and proposed and entered into by and among Purchaser and the Sellers without collusion and in good faith is based in part on the testimony and evidence offered at the Sale Hearing, including the facts that (i) Purchaser, Sellers, and Creditors’ Committee each employed their own independent financial advisors and legal professionals and (ii) Purchaser received no bidding incentives or break-up fees, while other bidders did negotiate for, and receive, similar protections.

      J. The Release is an integral and nonseverable part of the Purchase Agreement. The Debtors are receiving consideration for the Release that is above and beyond the consideration that would be given by the Purchaser for the Purchased Assets alone. In approving the Release, this Court makes the additional findings: (1) there is an identity of interest between the Debtors and Mr. Wattles, such that any suit against Mr. Wattles could be, in essence, a suit against the Debtors and would deplete assets of the estates due to indemnity obligations; (2) the Purchaser is contributing substantial assets to the Debtors as part of the

Purchase Agreement in exchange for the Release; and (3) the Release is essential to the Purchase Agreement, which itself is essential to the reorganization of the Debtors.

      K. The Purchase Agreement and Release were negotiated at arm’s length and proposed and entered into by and among Purchaser and the Sellers without collusion and in good faith. Purchaser is a good faith purchaser in accordance with section 363(m) of the Bankruptcy Code and is entitled to all of the protections afforded thereby. The sale price under the Purchase Agreement was not controlled by an agreement between potential or actual bidders within the meaning of section 363(n) of the Bankruptcy Code. Neither Purchaser nor the Sellers have engaged in any conduct that would cause or permit the Purchase Agreement to be avoided (or the validity of the sale affected) under section 363(n) of the Bankruptcy Code or any other provisions of the Bankruptcy Code. The good faith of Purchaser is evidenced by, among other things, the following facts (i) the Creditors’ Committee, Sellers, and Purchaser have engaged in substantial arms length negotiations in good faith and the Purchase Agreement and related documents are the product of such negotiations among the parties; (ii) the Sellers conducted the Auction pursuant to the Scheduling Order during which interested parties had an opportunity to submit competing bids for the Purchased Assets; and (iii) at the conclusion of the Auction, the Sellers, in accordance with the Scheduling Order determined that Purchaser’s bid as reflected in the Purchase Agreement was the highest or best offer for Purchased Assets and Purchaser was declared the winning bidder. The Debtors’ decision to the extend the bid deadline and accept Purchaser’s bid after April 13, 2005, was warranted, in the best interests of the estates, and a sound exercise of the discretion reserved under the bid procedures and their business judgment.

      L. The Sellers have advanced sound and sufficient business justification, and it is a reasonable exercise of their business judgment to enter into the Purchase Agreement.

      M. The consummation of the Purchase Agreement is properly authorized under all applicable provisions of the Bankruptcy Code, including, without limitation, sections 105 and 363 of the Bankruptcy Code, and all of the applicable provisions of such sections have been complied with in respect of the Purchase Agreement.

      N. Each Seller (i) has full corporate power and authority to execute the Release and Purchase Agreement and all other documents contemplated thereby, and the sale of the Purchased Assets has been duly and validly authorized by all necessary corporate action of each of the Sellers, (ii) has all of the corporate power and authority necessary to consummate the transactions contemplated by the Purchase Agreement (the “Transactions”), (iii) has taken all corporate action necessary to authorize and approve the Purchase Agreement and all other documents contemplated thereby and the consummation by such Debtors of the Transactions, and (iv) other than the consent of this Court, no consents or approvals are required for the Debtors, the Sellers, or the Purchaser to consummate the Transactions.

      O. The transfer of the Purchased Assets to the Purchaser will be a legal, valid, and effective transfer of such assets and contracts and will vest the Purchaser with all right, title, and interest of the Debtors to such assets and contracts free and clear of all liens, claims, and interests, including, without limitation, those (i) that purport to give to any party a right or option to effect any forfeiture, modification, right of first refusal, or termination of the Debtors’ or the Purchaser’s interest in such assets, or any similar rights and (ii) relate to taxes arising under or out of, in connection with, or in any way relating to the operation of the Business prior to the date of the closing of the Purchase Agreement (the “Closing Date”).

      P. The Debtors may sell the Purchased Assets free and clear of all liens, claims, and interests of any kind or nature whatsoever because, in each case, one or more of the standards set forth in section 363(f)(1)-(5) of the Bankruptcy Code has been satisfied. Those non-debtor parties with liens, claims, or interests in the Purchased Assets who did not object, or who withdrew their objections, to the Purchase Agreement or the Motion are deemed to have consented to such sale pursuant to sections 363(f)(2) and 365 of the Bankruptcy Code. The DIP Lenders, subject to the Final DIP Order (as defined below) and the terms of the DIP Credit Agreement, as amended, have consented to such sale pursuant to section 363(f)(2) of the Bankruptcy Code. Those non-debtor parties with liens, claims, or interests in the Purchased Assets who did object fall within one or more of the other subsections of sections 363(f) and 365 of the Bankruptcy Code and are adequately protected by having their liens, claims, or interests, if any, attach to the cash proceeds of the sale retained by the Debtors on the Closing Date and ultimately attributable to the property against or in which they claim an interest with the same validity, force, and effect which they now have, subject to any claims and defenses the Debtors may possess with respect thereto.

      Q. The sale of the Purchased Assets to the Purchaser is a prerequisite to the Debtors’ ability to confirm and consummate a plan or plans of liquidation.

      R. Each entity with a security interest in the Purchased Assets has consented to its sale, is deemed to have consented to its sale, or could be compelled in a legal or equitable proceeding to accept a money satisfaction of such interest, or the sale otherwise satisfies the requirements of section 363(f) of the Bankruptcy Code.

      S. The aggregate consideration provided by the Purchaser for the Purchased Assets and Release pursuant to the Purchase Agreement (i) is fair and reasonable, (ii) is the highest and best offer for the Purchased Assets and the Assumed Contracts, (iii) will provide a greater recovery for the Debtors’ creditors than would be provided by any other practical, available alternative, and (iv) constitutes reasonably equivalent value and fair consideration under the Bankruptcy Code and under the laws of the United States, any state, territory, possession, or the District of Columbia. The terms and conditions of the Purchase Agreement and Release are also fair and reasonable.

      T. Except for the specific liabilities and obligations of the Sellers expressly assumed by the Purchaser in the Purchase Agreement (collectively the “Assumed Liabilities”), the transfer of the Purchased Assets shall not subject the Purchaser to any liability whatsoever with respect to the operation of the Business prior to the Closing Date or by reason of such transfer under the laws of the United States, any state, territory, or possession thereof, or the District of Columbia, based, in whole or in part, directly or indirectly, in any theory of law or equity, including, without limitation, any theory of antitrust, successor, or transferee liability. The Purchaser shall not assume or in any manner whatsoever be liable or responsible for any liability of any Seller, or any predecessors or affiliate of any seller, and any of their respective representatives or any claim against any and all of the foregoing, whether matured or unmatured, known or unknown, contingent or absolute, direct or indirect, whensoever incurred, whether or not related to the Business, other than the Assumed Liabilities.

      U. With respect to consideration of the Release, the Court considers the following four factors in accordance with the holdings of Protective Committee for Independent Stockholders of TMT Trailer Ferry, Inc. v. Anderson, 390 U.S. 414, 424-25, (1968), and In re Martin, 91 F3d. 389, 393 (3d Cir. 1996): (1) the probability of success in litigation; (2) the likely difficulties in collection; (3) the complexity of the litigation involved, and the expense, inconvenience and delay necessarily attending it; and (4) the paramount interest of the creditors.

      V. Based on the testimony offered and the evidence presented at the Sale Hearing, the Court finds that, in whole, the four factors established in Martin support approval of the Release. In making this finding, the Court finds that (1) success on the merits, if any, on the causes of action that are released would be uncertain; (2) that the litigation would likely incur substantial cost and result in delay to any distribution to creditors; and (3) interest of the creditors weighs in support of approval of the Release and concluding these Bankruptcy Cases as timely as possible.

      W. The Purchaser would not have entered into the Purchase Agreement and would not consummate the Transactions, thus adversely affecting the Debtors, their estates, and their creditors, if the sale of the Purchased Assets to the Purchaser were not free and clear of all liens, claims, and interests of any kind or nature whatsoever, or if the Purchaser would, or in the future could, be liable for any of the liens, claims, and interests, including, without limitation, the Excluded Liabilities (as defined in the Purchase Agreement). The Purchaser also would not have entered into the Purchase Agreement without the Release.

      X. The Purchase Agreement and the Release must be approved and consummated promptly in order to preserve the viability of the Debtors’ businesses (collectively, the “Business”) as a going concern. Time is of the essence in closing the Transactions, and the Debtors and the Purchaser intend to close the Purchase Agreement as soon as possible. Therefore, any party objecting to this Order must exercise due diligence in filing an appeal and pursuing a stay or risk their appeal being foreclosed as moot.

      ACCORDINGLY, THE COURT HEREBY ORDERS THAT:

      1. The findings of fact set forth above and the conclusions of law stated herein shall constitute the Court’s findings of fact and conclusions of law pursuant to Bankruptcy

Rule 7052, made applicable to this proceeding pursuant to Bankruptcy Rule 9014. To the extent any finding of fact later shall be determined to be a conclusion of law, it shall be so deemed, and to the extent any conclusion of law later shall be determined to be a finding of fact, it shall be so deemed.

      2. The Motion is granted.

      3. The Purchase Agreement, the Release, and each of the agreements, documents and instruments executed in connection therewith (together with the Purchase Agreement, the “Transaction Documents”) are approved in their entirety.

      4. All parties in interest have had the opportunity to object to the relief requested in the Motion and to the extent that objections to the Motion or the relief requested therein, have not been withdrawn, waived, or settled, such objections and all reservations of rights included therein, are overruled on the merits. Those parties who did not object, or who withdrew their objections, to the Motion are deemed to have consented, among other things, pursuant to section 363(f)(2) of the Bankruptcy Code.

      5. The Purchase Agreement and Release are hereby approved pursuant to sections 105, 365, and 363 of the Bankruptcy Code.

      6. Pursuant to sections 105, 365, and 363 of the Bankruptcy Code, the Debtors and the Purchaser are each hereby authorized and directed to (i) enter into, (ii) execute, and (iii) take all actions and execute all documents reasonably necessary or appropriate to effectuate any obligations under the Transaction Documents and to transfer the Purchased Assets free and clear of all liens, claims and interests to the Purchaser and to execute and deliver such other documents (including but not limited to the Release) and take such other actions as are necessary to effectuate the transactions contemplated by the Purchase Agreement, including but not limited to obtaining any and all general liability insurance, director and officer insurance and such other insurance as is appropriate.

      7. The Auction and Sale Hearing have been conducted in accordance with the Scheduling Order.

      8. Except as otherwise specifically provided in the Purchase Agreement, the sale of the Purchased Assets to Purchaser pursuant to this Order and the Purchase Agreement will vest Purchaser with good title to the Purchased Assets, free and clear of all liens, pledges, mortgages, deeds of trust, security interests, conditional sales or other title retention agreements, debts, obligations, demands, judgments, claims (as that term is defined in section 101(5) of the Bankruptcy Code), interests (ownership or other), encumbrances, leases, charges, options, preferential rights, easements, servitudes, transfer restrictions under any shareholder or similar agreement, guaranties, contractual commitments, rights of first offer, rights of first refusal (and other such similar restrictions), rights of setoff, netting, deduction and recoupment, and matters of any kind and nature, whether arising prior to or subsequent to the commencement of these cases, whether under any theories of successor or transferee liability and whether imposed by agreement, understanding, law, equity, or otherwise (including, without limitation, any claims and encumbrances (x) that purport to give to any party a right or option to effect a forfeiture, modification, right of first refusal or termination of the Sellers’ or the Purchaser’s interest in the Purchased Assets or (y) in respect of taxes or employee benefit plans) (collectively, “Asset Claims”), in accordance with and as allowed by sections 105(a) and 363(f) of the Bankruptcy Code and will be a legal, valid and effective transfer of the Purchased Assets; provided, however, that any existing Asset Claims (including the DIP Liens2) and Asset Claims of the Pension Benefit Guaranty Corporation, if any, shall be transferred and attached to the proceeds obtained

[2]	As defined in the Final DIP Order dated March 4, 2005, as amended.

for such Purchased Assets, with the same validity, enforceability, priority, force and effect that they now have as against the Purchased Assets, subject to, except with respect to the liens and claims of the DIP Agent and the DIP Lenders, the rights, claims, defenses and objections of the Sellers and all parties at interest with respect to such claims.

      9. No person shall take any action to prevent, interfere with or otherwise enjoin consummation of the transactions contemplated in or by the Transaction Documents or this Order.

      10. All persons and entities, including, but not limited to, the Sellers and all (a) holders of Sellers’ indebtedness, (b) debt security holders, (c) equity security holders, (d) governmental, tax, and regulatory authorities, (e) lenders, and (f) trade and other creditors, holding claims against Sellers or the Purchased Assets (whether legal or equitable, secured or unsecured, matured or unmatured, contingent or noncontingent, senior or subordinated), arising on or before the Closing, or out of, under, in connection with, or in any way relating to, events occurring prior to the Closing, hereby are forever barred, estopped, and permanently enjoined from asserting such claims of any kind and nature against Purchaser, its stockholders, affiliates, designees, officers, directors, employees, agents, successors or assigns, financial advisors, legal professionals, or any of their respective properties.

      11. Notwithstanding anything else to the contrary contained in any of this Order, the Purchase Agreement or the Transaction Documents, when and if the Debtors or their estates receive any amounts pursuant to any of this Order, the Purchase Agreement or the Transaction Documents, including, without limitation, the Purchase Price and the Holdback Amount, other than as set forth in the Sixth Amendment to the DIP Credit Agreement, any and all such amounts shall be immediately and indefeasibly turned over to the DIP Agent on behalf of the DIP Lenders as a pay-down, whether in whole or in part, of the DIP Obligations and applied in accordance with the terms of the DIP Credit Agreement, as amended from time to time.

      12. Notwithstanding anything else to the contrary contained in any of this Order, the Purchase Agreement or the Transaction Documents, the Closing shall take place on or before April 20, 2005.

      13. Nothing in this Order, the Purchase Agreement or the Transaction Documents shall be deemed, unless expressly so stated, to over-ride, change or modify any provision of the Final DIP Order or the DIP Credit Agreement, as amended from time to time.

      14. Nothing contained in any of this Order, the Purchase Agreement or the Transaction Documents shall be deemed to limit the ability of Purchaser to grant to any lender to Purchaser, a lien on or security interest in any designation rights being conveyed or granted to Purchaser under any of this Order, the Purchase Agreement or the Transaction Documents.

      15. All amounts, if any, that become payable by any Seller pursuant to the Purchase Agreement or any of the Transaction Documents shall (i) constitute super-priority administrative expenses pursuant to Sections 503(b), 364(c)(1) and 507 of the Bankruptcy Code, senior to all other such claims against the Debtors and their estates except for the DIP Super-Priority Claim and the Pre-Petition Super-Priority Claims (each as defined in the Final DIP Order dated March 4, 2005, as amended; and (ii) allowed without further order of the Court (but subject to any right, claim or defense of one or more of the Sellers arising under the Purchase Agreement or any of the Transaction Documents).

      16. The Transaction Documents may be modified, amended or supplemented by the parties thereto in accordance with the terms thereof without further order of the Court;

provided, however, that, in connection with any material change therewith, the parties shall obtain court approval; and provided, further, that any such modification, amendment or supplement shall not materially change the economic substance of the transactions contemplated hereby, unless such change improves the economic substance of the transaction for the estates.

      17. The failure to specifically include any particular provision of the Transaction Documents in this Order shall not diminish or impair the effectiveness of such provisions, it being the intent of the Court that the Transaction Documents and Sellers’ implementation of the transactions contemplated therein be approved in its entirety. No provision of any plan of reorganization in these Bankruptcy cases may be inconsistent with the terms of this Order or any of the Transaction Documents.

      18. This Order (i) is and shall be effective as a determination that, upon the Closing, in accordance with and as allowed by Sections 105 and 363 of the Bankruptcy Code, all liens, claims, and interests existing as to the Purchased Assets prior to the Closing have been unconditionally released, discharged, and terminated in each case as to the Purchased Assets; and (ii) is and shall be binding upon and shall govern acts of all entities, including, without limitation, all filing agents, filing officers, title agents, title companies, recorders of mortgages, recorders of deeds, registrars of deeds, administrative agencies, governmental departments, secretaries of state, federal, state, and local officials, and all other persons and entities, who may be required by operation of law, the duties of their office, or contract, to accept, file, register or otherwise record or release any documents or instruments that reflect that Purchaser is the assignee of the Purchased Assets free and clear of all liens, claims, and interests. Notwithstanding anything contained herein to the contrary, nothing in this Order and the transactions approved hereby releases the Sellers and any party to those transactions and their respective affiliates from any claims of the United States Government or modify, alter, impair or in any way affect the application of any laws or regulations of the United States.

      19. The Purchaser shall not in any way whatsoever be liable or responsible as a successor or otherwise for any claims, liabilities, debts, commitments or obligations (whether known or unknown, disclosed or undisclosed, absolute, contingent, inchoate, fixed or otherwise) of or against the Debtors or their operations, or any claims, liabilities, debts, commitments or obligations in any way whatsoever relating to or arising from the Purchased Assets or Sellers’ ownership, use or control of the Purchased Assets on or prior to the Closing, or any such claims, liabilities, debts, commitments or obligations that in any way whatsoever relate to the Purchased Assets during periods on or prior to the Closing or that are to be observed, paid, discharged or performed on or prior to the Closing, or any such liabilities calculable by reference to Debtors or its assets or operations, or relating to Debtors’ continuing conditions existing on or prior to the Closing, which claims, liabilities, debts, commitments and obligations are hereby extinguished insofar as they may give rise to such liability, without regard to whether the claimant asserting any such claims, liabilities, debts, commitments or obligations has delivered a release thereof.

      20. Each and every federal, state, and local governmental agency or department is hereby directed to accept any and all documents and instruments necessary and appropriate to consummate the transactions contemplated by the Transaction Documents.

      21. No equipment that is leased by the Sellers or that is otherwise not owned by the Sellers may be sold without the express written permission of the lessor or owner of such leased equipment; provided, however, that nothing herein shall prejudice or otherwise affect (i) any rights of the Sellers to move to assume and assign any such lease agreements or (ii) any applicable defenses of the lessor with respect to such assumption and assignment.

      22. The Court shall retain exclusive jurisdiction (i) over the construction, performance and enforcement of the terms and provisions of this Order, the Transaction

Documents, all amendments thereto, and any waivers and consents thereunder; (ii) to compel delivery of the purchase price to the Sellers in accordance with the terms and conditions of the Purchase Agreement; and (iii) to resolve any disputes, controversies or claims arising out of or relating to this Order or the Transaction Documents.

      23. The terms of this Order shall be binding on and inure to the benefit of the Sellers, the Purchaser, the Debtors’ creditors and all other parties in interest, and any successors of the Sellers, the Purchaser, and the Debtors’ creditors, including any trustee or examiner appointed in these cases or any subsequent or converted cases of the Debtors under chapter 7 or chapter 11 of the Bankruptcy Code or any trustee appointed pursuant to a plan of reorganization.

      24. The provisions of this Order are nonseverable and mutually dependent.

      25. Any conflict between the terms and provisions of this Order and the Transaction Documents shall be resolved in favor of this Order.

      26. All entities who are presently, or on the Closing Date may be, in possession of some or all of the Purchased Assets are hereby directed to surrender possession of the Purchased Assets either to (a) the Debtors prior to the Closing Date, for subsequent transfer to the Purchaser on the Closing Date, or (b) to the Purchaser on the Closing Date.

      27. After payment in full of so much of the Purchase Price as is due at the closing and delivery of the letter of credit in favor of the DIP Agent securing payment of the holdback, the DIP Agent, at the sole cost and expense of the Debtors, (1) shall file releases of liens and security interests and terminations, if any, as the Debtors or the Purchaser may request in order to fully terminate all liens and security interests on the Purchased Assets existing in favor of the DIP Agent and (2) shall execute and/or deliver any and all other documents and instruments as may be necessary or appropriate to more fully evidence the release or termination of any security interest, lien, encumbrance or collateral assignment claimed by the DIP Agent in any of the Purchased Assets.

      28. The closing date with respect to the transactions contemplated by the Purchase Agreement, unless extended on mutual consent of the Debtors and the DIP Agent, shall occur on or before April 20, 2005.

      29. When and if the Debtors receive any amounts under the Purchase Agreement or this Order, such amounts shall be immediately and indefeasibly turned over to the DIP Agent on behalf of the DIP Lenders as a pay-down, whether in whole or in part, of the DIP Obligations and applied in accordance with the terms of the DIP Credit Agreement as amended by the 6th amendment thereto.

      30. Nothing in this Order unless expressly so stated, over-rides, changes or modifies any provision of the Final DIP Order or DIP Credit Agreement, as amended from time to time.

      31. As soon as practicable after the commencement of the sale, and prior to any distribution of the Proceeds to the DIP Lenders, the Debtors shall (i) reserve $920,000.00 of the Proceeds in a segregated account pending a determination of the claims of the Tax Authorities (as defined below). That amount shall consist of $65,000 designated for the tax jurisdictions represented by the firm of McCreary, Veselka, Bragg & Allen, PC; $475,000 designated for the tax jurisdictions represented by the firm of Lingebarger, Goggan, Blair & Sampson, LLP; $235,000 designated for the tax jurisdictions represented by the firm of Purdue, Brandon, Fielder, Collins & Mott, LLP; $145,000 designated for the tax jurisdictions represented by the Law Offices of Robert E. Luna, PC; and $8,000 designated for the tax jurisdictions represented by the Salt Lake County District Attorney (collectively the “Tax Authorities”). The liens of the Tax Authorities and the DIP Lenders shall attach to the segregated proceeds with the same validity, in the amount and with the same priority as and to the same extent that they exist on the property being sold in this GOB sale. The amounts in the segregated account shall constitute adequate protection for the sale of the Tax Authorities’ collateral but shall not constitute a limit on the amount they are ultimately entitled to recover on their claims as ultimately allowed, nor shall it constitute an admission of liability by the Debtors with respect to the Tax Authorities’ claims, the existence of any liens, or otherwise. Further, this is without prejudice to the Debtors’, the DIP Lenders’, and the Creditors’ Committee’s right to assert defenses or object to claims or liens of the Tax Authorities. No distribution shall be made from the segregated account absent consent of the Debtors and the Tax Authorities, or by order of the Court.

      32. This Order shall be effective and enforceable immediately upon entry of this Order and the stay imposed by Bankruptcy Rules 6004(g) is hereby waived.

Dated:	April 19, 2005 Wilmington, Delaware

/s/ Peter J. Walsh
Peter J. Walsh
United States Bankruptcy Judge